UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-131374-51

BEAR STEARNS ASSET BACKED SECURITIES I LLC
(Exact name of registrant as specified in its charter)

383 Madison Avenue, New York, New York, 10179, (212) 272-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BEAR STEARNS ASSET BACKED SECURITIES I TRUST 2007-HE3
(Exact name of issuing entity as specified in its charter)

I-A-1, I-A-2, I-A-3, I-A-4, II-A, III-A, M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8, and M-9
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

   Approximate number of holders of record as of the certification or notice date: 23

   Pursuant to the requirements of the Securities Exchange Act of 1934, Bear Stearns Asset Backed Securities I LLC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMC Mortgage Corporation, as Master Servicer

Date: January 29, 2008	/s/ Mark Novachek
Name: Mark Novachek
Title: SVP Financial Operations